UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

East Shore Distributors, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

275187102

(CUSIP Number)

Samcorp Capital Corporation

278 Ocean Drive

#08-23 The Coast

Sentosa Cove, Singapore

(852) 2785-1778

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 10, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 275187102

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Samcorp Capital Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3 of this Schedule 13D)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Samoa

Number	7.	Sole Voting Power 36,000,000
of
Shares
Beneficially	8.	Shared Voting Power 0
Owned
by
Each	9.	Sole Dispositive Power 36,000,000
Reporting
Person With
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 90.55% [This percentage is based on 39,755,000 shares of common stock outstanding on January 16, 2014.]

14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $.0001 per share (the “Common Stock”) of East Shore Distributors, Inc., whose principal executive offices is located at 8335 Sunset Boulevard, Suite #238, West Hollywood, CA 90069 (the “Issuer”).

Item 2. Identity and Background.

(a) The name of the reporting person is Samcorp Capital Corporation (the “Reporting Person”).

(b) The business address of the Reporting Person is 278 Ocean Drive, #08-23 The Coast, Sentosa Cove, Singapore.

(c) The Reporting Person is a corporation organized and existing under the laws of Samoa.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a company incorporated in Samoa.

Item 3. Source and Amount of Funds or Other Consideration.

On February 7, 2014, East Shore Distributors, Inc., a Nevada corporation (the “Registrant”), entered into a securities purchase agreement (the “Securities Purchase Agreement”) by and among itself, Alex Fridman (the “Seller”) and Samcorp Capital Corporation (the “Purchaser”), pursuant to which the Seller sold and transferred 36,000,000 shares of the Registrant’s common stock, par value $0.0001 per share (the “Common Stock”) to the Purchaser in consideration for $329,600 in cash (the “Purchase Price”). The parties agreed to apply the proceeds as follows: (i) $33,500 out of the Purchase Price was placed into a holdback escrow for a period of six months; (ii) proceeds as necessary were applied toward the payment of certain Registrant debts and payables until fully satisfied; and (iii) the remainder of the Purchase Price was released to the Seller. The transaction closed on February 10, 2014.

The foregoing summary of the Securities Purchase Agreement is qualified in its entirety by reference to the copy of the Securities Purchase Agreement, which is incorporated herein by reference in its entirety, filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 20, 2014.

Item 4. Purpose of Transaction.

The securities of the Issuer were acquired from the Seller as set forth in Item 3 of this Schedule, which is hereby incorporated by reference.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this filing, the Reporting Person beneficially owns 36,000,000 shares of Common Stock (the “Securities”), representing 90.55% of the outstanding shares of Common Stock of the Issuer (based upon 39,755,000 shares of Common Stock issued and outstanding as of January 16, 2014).

(b) The Reporting Person has the sole right to vote and dispose, or direct the disposition of 36,000,000 shares of the Common Stock of the Issuer.

(c) The Reporting Person acquired the Securities from the Seller on February 10, 2014.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information disclosed in Item 3 is incorporated herein by this reference.

Item 7. Material to Be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 24, 2014

/s/ Anthony Lim
Anthony Lim, Director
Samcorp Capital Corporation